September 26, 2019

Daniel T. Accordino
Chief Executive Officer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, New York 13203

       Re: Carrols Restaurant Group, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2018
           Filed March 7, 2019
           Form 10-Q for the Fiscal Quarter Ended June 30, 2019
           Filed August 9, 2019
           File No. 001-33174

Dear Mr. Accordino:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure